SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

Report on Form 6-K for the month of December, 2004

Nokia Corporation
Nokia House
Keilalahdentie 4
02150 Espoo
Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☒     Form 40-F   ☐

Enclosures:

1.        Nokia Press Release, December 20, 2004

Nokia to expand Philippines’ SMART GSM/EDGE and core network in USD 70 million deal

2.        Nokia Press Release, December 07, 2004

Nokia Venture Partners Announces $100m Later-Stage Fund

3.        Nokia Press Release, December 01, 2004

Nokia plans to start manufacturing mobile devices in India

4.        Nokia Press Release, December 01, 2004

Cingular and Nokia Extend Strategic Relationship

PRESS RELEASE

Dec 20, 2004

Nokia to expand Philippines’ SMART GSM/EDGE and core network in USD 70 million deal

Espoo, Finland - Nokia and SMART Communications, Inc. (SMART) have signed an expansion contract worth approximately USD 70 million for Nokia to supply GSM/EDGE and core network equipment for SMART’s continued network expansion program in the Philippines.

The agreement includes the GSM network solutions directed towards addressing the mass market.  SMART and Nokia will also cooperate to create and test new technologies and solutions.

“SMART aims to offer innovative, reliable and affordable mobile services as widely as possible. These investments will allow us to deliver life-enhancing services to our subscribers, thereby bridging further the digital divide in the Philippines,” says Napoleon L. Nazareno, SMART President and CEO.

“SMART’s GSM network expansion and enhancements are geared towards providing cost-effective coverage and increasing current subscriber capacity for better customer service. We are continuing to pursue our thrust to provide telecommunications services to underserved and unserved areas of the country,” adds Ramon S. Fernandez, SMART’s head for administration and materials management division.

“We are always behind SMART in their quest to maintain their leadership role in the mobile industry. The world recognizes SMART as an innovation leader in the delivery of value added services. We are very pleased with the continued trust shown upon us by SMART with this contract,” says Markku Nieminen, Account Director for SMART, Networks, Nokia.

“Nokia intends to continue supporting SMART to help satisfy the needs of the market through the delivery of a high quality network,” he adds.

Nokia has been working with SMART since 1998, providing comprehensive services for the operator’s GSM/GPRS/EDGE infrastructure over this period.

About SMART

SMART is the Philippines’ leading wireless services provider with 17.5 million subscribers on its network as of end-September 2004.  Of the total subscriber base served, 13.3 million are under the brands Smart Gold, Smart Buddy, Smart Infinity, Addict Mobile and Smart Kid. The remaining 4.2 million subscribers are serviced through a reseller agreement with Piltel under the GSM brand Talk ‘N Text.

Since launching its GSM service in 1999, SMART has introduced world-first wireless data services, including mobile commerce services such as Smart Money, Smart Load and Smart Padala. It is a wholly owned subsidiary of the largest Philippines telecommunications carrier, the Philippine Long Distance Telephone Company (PLDT).

For more information, please visit www.smart.com.ph

About Nokia

A market leader in the cellular industry in Asia Pacific, Nokia provides innovative, industry leading and market-relevant technology and products to around 20 diverse markets in the region. You may visit the Nokia Asia-Pacific website at http://www.nokia-asia.com

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations. www.nokia.com

Media Enquiries:

Nokia Networks

Communications

Tel. 358 7180 38198

E-mail: networks.communications@nokia.com

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

Smart Communications, Inc. (SMART)

Mon R. Isberto

Head, Public Affairs

Tel:     +632 511 3101

            +632 511 3106

Fax:    +632 511 3100

E-mail: rrisberto@smart.com.ph; publicaffairs@smart.com.ph

www.smart.com.ph

PRESS RELEASE

December 7, 2004

Nokia Venture Partners Announces $100m Later-Stage Fund

Markus Salolainen and Rob Trice Promoted To Lead New Fund

Menlo Park, Calif. and London - Nokia Venture Partners, a leading global venture capital firm focused on early-stage technology companies, today announced the formation of a new mid- to late-stage $100 million venture capital fund, Nokia Growth Partners.

The new fund, founded to complement the continuing early-stage investing activities of Nokia Venture Partners, will be led by Markus Salolainen and Rob Trice, who have been promoted to General Partner.

Similar to other existing Nokia Venture Partners’ funds, Nokia Growth Partners will have a global footprint and ROI-focus. Unlike Nokia Venture Partners’ current fund with multiple Limited Partners, Nokia Growth Partners will have Nokia as its sole Limited Partner.

Nokia Growth Partners will invest in innovative mobile technology companies from around the world that have commercially available product, are experiencing significant revenue growth, and beginning to experience adoption by large companies such as Nokia.

“Nokia Growth Partners, as a mid to late stage focused fund, represents an expansion of our global, early stage venture model that will increase our ability to work with great companies at all stages and cycles of innovation,” said Nokia Venture Partners managing partner, John Malloy.  “Salolainen and Trice have produced exceptional results during their time at Nokia Venture Partners and we believe they are the right team to lead Nokia Growth Partners.”

Matti Alahuhta, executive vice president of Nokia said, “Nokia Growth Partners will be an important element in Nokia’s overall innovation strategy.  Nokia is pleased to associate its brand with Nokia Growth Partners, as it continues to renew its global venture model.  We believe the addition of this fund will significantly further Nokia’s efforts in driving ‘win-win’ relationships with technology innovators in the mobility ecosystem.”

Salolainen and Trice will be the General Partners of Nokia Growth Partners.  Salolainen, based in London, will co-manage the Nokia Growth Partners fund with Trice, based in Menlo Park.

Salolainen brings over ten years of investment banking and venture capital experience to the team, of which four years have been with Nokia Venture Partners.  Previously, he worked at UBS and HSBC, focusing on telecoms and technology.  Salolainen holds a Master of Science from the London School of Economics and a Bachelor of Science from the University of Surrey.

Trice has also been with Nokia Venture Partners for four years.  He came to Nokia Venture Partners from DIRECTV, where he worked in a variety of operational and business planning roles in the U.S. and overseas.  He holds a Master of Arts in International Transactions from George Mason University and a Bachelor of Arts from the University of Virginia in Political Science.

Nokia Venture Partners will be raising a third early stage fund in 2005. More details about this will be available in 2005.

About Nokia Growth Partners

Nokia Growth Partners is a global mid- to late-stage venture capital fund headquartered in London and Menlo Park, California.   Nokia Growth Partners focuses on investments in mobile technology companies from around the world that are already experiencing industry adoption by large companies such as Nokia.  For more information about Nokia Growth Partners, please visit http://www.nokiagrowthpartners.com.

About Nokia Venture Partners

Nokia Venture Partners is a leading global venture capital firm headquartered in Menlo Park, California. Backed by a number of value-add limited partners, the fund leads investments in early stage technology companies around the world. Launched in 1998, Nokia Venture Partners has a strong track record of leveraging its combined resources, experience and contacts to help build successful businesses. The firm also has offices in Washington DC, London, Helsinki, Hertzelia, Seoul, Hong Kong, New Delhi and Tokyo. For more information, visit http://www.nokiaventurepartners.com.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia

Communications

Tel. +358 7180 34900 and +358 7180 36117

E-mail: press.office@nokia.com

www.nokia.com

Valerie Christopherson

Bock Communications, Inc.

+1 714 540 1030 ext. 17

vchristopherson@bockpr.com

PRESS RELEASE

December 1, 2004

Nokia plans to start manufacturing mobile devices in India

Espoo, Finland – Nokia today announced it has plans to invest in a new manufacturing facility in India to better meet burgeoning demand for mobile devices in the country.  Growing mobile penetration in the Asia–Pacific region is expected to be a major contributor to the global mobile subscriber base surpassing the two billion mark in 2006.

“India’s position at the heart of a rapidly growing mobile communications region makes it an attractive option for establishing our new manufacturing facility,” said Pekka Ala-Pietilä, president of Nokia, today during a visit to India where he met with governmental authorities and the media.  “The factory would be an integral part of our global manufacturing network and help fulfill growing demand as mobile communications become increasingly affordable and available to more people in this diverse region.”

Nokia anticipates investing an estimated USD 100–150 million along with its key suppliers over four years once the final investment decision is made.  Nokia foresees ramping up the factory gradually and the work force reaching approximately 2,000 employees when production is full scale.  The final investment evaluation process is ongoing and is expected to be completed during the first quarter of 2005.

Nokia currently has nine mobile device manufacturing facilities around the world.

In India, Nokia is the clear mobile phone market leader. Nokia maintains sales, marketing, customer care, and research and development sites in the country.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.  www.nokia.com

Media Enquiries:

Nokia

Communications

Tel: +358 7180 34900

Email: press.office@nokia.com

www.nokia.com

PRESS RELEASE

December 01, 2004

Cingular and Nokia Extend Strategic Relationship

Atlanta, US -Cingular Wireless LLC and Nokia (NYSE: NOK) today announced several commercial agreements covering a comprehensive portfolio of Nokia network equipment, software and services that defines and sustains the companies’ business framework in the coming years. Nokia also announced its commitment to deliver UMTS handsets to Cingular in 2005.

Cingular’s GSM and EDGE networks will be instrumental for the success of Cingular’s third generation (3G) network. To ensure the smooth integration of networks, Cingular has awarded Nokia a two-year contract extension for GSM/EDGE network equipment, software and services. Under the extension, Nokia will provide Cingular with next-generation GSM/EDGE radio and core, packet core, 3GPP Release 4 switching architecture equipment, and High Capacity High Coverage (HCHC) base stations designed specifically for Cingular, which deliver higher integration in the same footprint.

As a strategic handset provider to Cingular, Nokia has committed to deliver UMTS handsets for commercial deployment by Cingular in the fourth quarter of 2005. Nokia is one of very few wireless equipment vendors that can offer Cingular true end-to-end solutions, from network equipment, to mobile devices to mobile software and applications. Nokia anticipates positive momentum in the North American mobile device market going in to 2005, and looks forward to providing Cingular with GSM/EDGE and UMTS devices.

“Cingular intends to maintain and build upon our position as the premier mobile operator in America, and Nokia clearly is an important strategic supplier in this endeavor,” said Kris Rinne, chief technical officer for Cingular Wireless. “These agreements further solidify the relationship between Cingular and Nokia as we continue to enhance our GSM/EDGE network and prepare for wireless broadband capability in the near future.”

“Nokia has emerged as a global leader in both UMTS and GSM/EDGE networks. We are very pleased to continue our broad business relationship with Cingular and bring with us our global infrastructure expertise,” said Mark Louison, senior vice president, Networks, North America, Nokia. “These agreements enable Nokia to continue to play a key role supporting Cingular’s GSM/EDGE/UMTS technology path. We are effectively positioned to serve Cingular’s needs in all of these technologies in the North American wireless market in the coming years.”

Nokia has worked with Cingular since the carrier’s inception, beginning with providing terminal devices. In 2001, the relationship expanded to include network equipment. Nokia now supplies a significant share of Cingular’s GSM/EDGE, multimedia messaging, packet and circuit switch core networks.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations. www.nokia.com

Media Inquiries:

Nokia Americas

Media Relations

Tel: +1 972 894 4573

Email: communication.corp@nokia.com

Nokia

Communications

Tel: +358 7180 34900

Email: press.office@nokia.com

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 31, 2004		Nokia Corporation

	By:	/s/ Ursula Ranin
Name: Ursula Ranin
Title: Vice President, General Counsel